UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 5, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Director

Date: May 5, 2010

Print the name and title of the signing officer under his signature

    Ste.1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

FOR IMMEDIATE RELEASE

May 5, 2010

  ANOORAQ CONFIRMS APPOINTMENT OF CHIEF FINANCIAL OFFICER

Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) is pleased to confirm the appointment of De Wet Schutte as its Chief Financial Officer ("CFO"), with effect from May 1, 2010. This confirmation follows Mr. Schutte's appointment as Acting CFO on December 1, 2009.

De Wet is a qualified chartered accountant, with some 13 years experience in the mining and industrial sectors. He has previously held executive positions at Renova Investments, Harmony Gold Mining Limited and Mittal Steel, with responsibilities covering corporate transactions, project development and financial reporting in a listed environment.

Anooraq's Chief Executive Officer, Philip Kotze, said, "We are delighted to welcome De Wet into the Anooraq executive team on a permanent basis. This appointment reflects his positive contributions and value add to management and the company displayed in his capacity as acting CFO to date. We look forward to De Wet playing a key role as a senior member of our executive team at Anooraq moving forward."

For further information, please visit our website www.anooraqresources.com, call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114 or use the contacts referenced below.

Queries:
Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisors
Melanie de Nysschen / Annerie Britz / Manisha Ramlakhan
Office: +27 11 583 2000
Mobile: +27 82 465 8969 / +27 83 295 1204

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The NYSE Amex has neither approved nor disapproved the contents of this release.
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address the engagement of a new chief financial officer, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that Anooraq will be able to engage a new chief financial officer within a reasonable period of time. Forward looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.